EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Nine months ended June 30,		Year ended September 30,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Pre-tax income excluding noncontrolling interests	$591,358	$535,631	$748,045	$564,187	$471,525	$461,247	$361,908
Fixed charges	104,146	101,117	134,366	140,708	115,992	84,557	81,250
Less: preferred stock dividends	—	—	—	—	—	—	—
Earnings	$695,504	$636,748	$882,411	$704,895	$587,517	$545,804	$443,158

Fixed charges:
Interest expense	$81,044	$77,494	$102,878	$109,159	$90,389	$65,351	$62,564
Estimated interest portion within rental expense	22,192	22,713	30,275	30,337	24,623	18,727	18,399
Amortization of debt issuance cost	910	910	1,213	1,212	980	479	287
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges	$104,146	$101,117	$134,366	$140,708	$115,992	$84,557	$81,250

Ratio of earnings to fixed charges and preferred stock dividends	6.68	6.30	6.57	5.01	5.07	6.45	5.45

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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